

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

Via E-mail
Mr. Soo Cheol Hwang
Chief Financial Officer
SK Telecom Co., Ltd.
SK T-Tower 30th Floor
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

  Re: **SK Telecom Co., Ltd.**
    Form 20-F for the Year Ended December 31, 2012
    Filed April 30, 2013
    File No. 333-04906

Dear Mr. Hwang:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Robert S. Littlepage for

              Larry Spirgel
              Assistant Director